SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

February 28, 2025

CONFIDENTIAL

Melissa Walsh

Stephen Krikorian

Marion Graham

Mitchell Austin

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChowChow Cloud International Holdings Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
Confidentially Submitted February 10, 2025
CIK No. 0002041829

Dear Ms. Walsh, Mr. Krikorian, Ms. Graham and Mr. Austin,

On behalf of our client, ChowChow Cloud International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 19, 2025 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on February 10, 2025 (the “Amendment No. 3 to the Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 4 to the Draft Registration Statement ”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | (Carrie) Li J. (New York)*, David J. Ryan (Victoria), G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)

Consultants | Hon Au Yeung, Sophia Tong, Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., (Dennis) Wu T.L., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Amendment No. 3 to the Draft Registration Statement on Form F-1 Confidentially Submitted February 10, 2025

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue recognition, page F-12

1.	As previously requested in prior comment 3, in your response, please describe in reasonable detail the nature of each of the promises and the intended benefit to the customer for each of your contracts with multiple promises. That is, explain the functionality of the IT solutions that you provide to your customers in each type of contract scenario. When hardware is sold with IT professional services, describe why the hardware system is not functional without the accompanying installation and integration. When software and IT application products are sold with IT professional services, describe why the customer cannot deploy or use the software effectively without IT professional services. When hardware, software and IT application products are sold with IT professional services, describe why the IT system is not functional unless all the components are integrated. Explain the difference between these types of contracts and contracts for hardware or software with immediate functionality. As part of your response, also tell us how the contract scenarios identified correlate to the services and solutions described in your Business section starting on page 73.

In response to the Staff’s comment, the Company respectfully provides the following response regarding:

(i) The nature of each promise and the intended benefit to the customer for contracts with multiple promises;

(ii) Why hardware, software, and IT application products are not functional without IT professional services;

(iii) How these contract scenarios correlate with the services and solutions described in the Business section; and

(iv) The distinction between these bundled contracts and standalone hardware/software sales with immediate functionality.

As described on Page 73 of the Business section in the Amendment No. 4 to the Draft Registration Statement, the Company provides comprehensive IT infrastructure solutions that integrate hardware, software, and IT services into turnkey solutions for customers. These solutions require a combination of products and services to be fully functional and operational. The Company’s contracts typically fall into the following categories:

● Standalone sales of hardware or software (where each product is fully functional independently upon delivery).

● Contracts bundling hardware, software, and IT services to provide an integrated IT system, where individual elements are not distinct due to their high level of interdependence.

To assess whether a contract’s components are distinct, the Company applies ASC 606-10-25-19 through 25-22. A promised good or service is not distinct if it is highly interdependent and interrelated with other promises in the contract.

Scenario 1: Sale of Hardware with IT Professional Services

Example: Implementation of a Virtualized Desktop Infrastructure (“VDI”) Solution.

Nature of Promises & Intended Benefit to Customer:

● The Company provides server and storage hardware along with installation, configuration, and integration services to deploy a VDI.

● The customer’s goal is to implement a secure and scalable virtual computing environment.

Why the Hardware Is Not Functional Without IT Professional Services:

● The hardware requires professional configuration, including server and storage installation and configuration, respectively, and full integration of these 2 sets of equipment to be usable within the customer’s IT environment.

● VDI platform, VDI components including delivery controller, image building, access gateway, application virtualization, licensing server, session recording server and network integration must all be implemented for the full system to be functional.

● Without IT services, the hardware remains a standalone component that does not provide practical value to the customer.

Business Section Correlation (Page 73):

● Aligns with IT infrastructure solutions (on-premise private cloud setups and cloud integration).

The highlighted items in the following diagram illustrates the hardware and IT professional services provided by our Group in an IT infrastructure solution project:

Scenario 2: Sale of Software and IT Application Products with IT Professional Services

Example: Deployment of an Enterprise IT Infrastructure Management System.

Nature of Promises & Intended Benefit to Customer:

● The Company provides enterprise software solutions (e.g., IT infrastructure management platforms) with installation, customization, and security integration services.

● The customer’s goal is to enable automated streamline and secure IT asset management and IT management processes.

Why the Software Is Not Functional Without IT Professional Services:

● The different management modules including Endpoint Management, IT Asset Management, Security and Compliance Management and Mobile Device Management must be deployed and configured to align with the customer’s security policies and IT framework.

● Integration with Active Directory, authentication systems, and compliance tools is required.

● Without IT services, the software cannot be deployed effectively for the customer’s operations.

Business Section Correlation (Page 73):

● Aligns with IT Professional Services (Infrastructure Automation, ITSM solutions).

The highlighted items in the following diagram illustrated the software and IT professional services provided by the Group in this IT solution project:

Scenario 3: Sale of Hardware, Software, and IT Professional Services

Example: Implementation of an AI & Data Science Private Cloud Infrastructure Project.

Nature of Promises & Intended Benefit to Customer:

● The Company provides hardware (e.g., storage servers), software (e.g., AI analytics tools), and IT services to deploy an AI & Data Science Private Cloud Infrastructure.

● The customer’s goal is to build a real-time AI-driven data analytics environment.

Why the IT System Is Not Functional Without IT Professional Services:

● Storage infrastructure, computing clusters, and networking hardware must be installed and configured.

● AI software frameworks including big data framework system, NoSQL Database server, the components of distributed data processing system (for example: Apache Spark, Dask, and Ray) and interactive computing software must be deployed and integrated.

● Without IT services, the hardware, software, and data processing tools remain unintegrated.

Business Section Correlation (Page 73):

● Aligns with IT Infrastructure Solutions (AI & Data Science Platform, Cloud Integration).

The highlighted items in the following diagram illustrated the hardware, software and IT professional services provided by the Group in this IT solution project:

2.	You indicate in response to prior comment 4 that, in many cases, the customer’s primary objective is to obtain a fully customized and integrated IT solution, consistent with your disclosures that you deliver a fully integrated IT solution and the customer expects a turnkey solution. In this regard, it appears the deliverable to the customer is a product. Please provide further evidence for why certain contracts with multiple promises are not categorized as revenue from products. Alternatively, consider presenting revenue from contracts with multiple promises that include non-distinct products and services as a separate line item.

In response to the Staff’s comment, the Company respectfully advises that it has revised its revenue classification to present contracts with multiple promises (including non-distinct products and services) as product revenue, where applicable.

(i) Rationale for Classifying Revenue as Product Revenue

● The Company’s contracts frequently involve the sale of hardware, software, and IT professional services as a fully integrated IT solution.

● These elements are highly interdependent and interrelated, forming a single performance obligation in accordance with ASC 606-10-25-21.

● The predominant characteristic of the combined deliverable is the hardware and software provided to the customer, which represents the primary benefit to the customer.

●Since the customer’s main objective is to obtain a fully functional IT system rather than standalone services, revenue from these contracts is classified as product revenue.

(ii) Consideration of a Separate Revenue Line Item

● The Company believes that classifying these contracts as product revenue appropriately reflects their nature and economic substance.

Since services included in these contracts are not distinct from the hardware and software, presenting a separate revenue category is not necessary.

The Company has revised its disclosure on pages 58 to 59, 61 to 62, F-3, F-17, F-41 and F-54 of the Amendment No. 4 to the Draft Registration Statement.

Prior to the recent revision, the Company had classified revenue from contracts combining hardware, software, and/or IT professional services entirely as service revenue. This categorization was based on the Company’s assessment that IT professional services constituted the most critical component of these contracts. Consequently, all associated contract revenue was aggregated under the service revenue classification.

(n) Cost of revenues, page F-19

3.	We note the significant reclassification of costs from cost of products to cost of services in each of periods presented, in addition to the reclassification of product revenue to service revenue for the six months ended June 30, 2023. Tell us what consideration you gave to labeling your statement of operations and related disclosures throughout your filing as restated and providing disclosures required by ASC 250-10-50-7. In addition, tell us what consideration your auditors gave to including an explanatory paragraph regarding the correction and dual dating their opinion. Refer to paragraph 16 of PCAOB Auditing Standard (“AS”) 2820 and paragraph 18(e) of AS 3101.

In response to the Staff’s comment, the Company respectfully advises that the reclassification of revenue from product revenue to service revenue and the reclassification of cost of products to cost of services was a change in financial statement presentation and not a correction of an error under ASC 250-10-50-7.

As this reclassification did not involve a misstatement or misapplication of GAAP, it does not meet the definition of an error correction under ASC 250-10-20. The total revenue, net income, and financial position remain unchanged, and the timing of revenue and cost recognition is unaffected. The reclassification was made solely to better align the presentation of revenue and related costs with the underlying nature of the transactions.

The Company’s independent auditors have reviewed this reclassification and determined that it does not require an explanatory paragraph or dual dating under PCAOB Auditing Standards AS 2820 and AS 3101, as it does not impact the consistency or reliability of previously issued financial statements.

Given the above, the Company does not believe it is necessary to label the financial statements as “restated” or to provide additional disclosures under ASC 250-10-50-7.

Prior to the Company’s last submission on February 10, 2025, in the Amendment No. 3 to the Draft Registration Statement, cost of revenue was allocated between products and services based on the nature of underlying expenses as follows:

- *Cost of Products* included hardware costs, software licenses, and IT application license costs.

- *Cost of Services* comprised subcontracting fees and other project-specific costs.

This classification was not aligned with the product/service revenue breakdown presented in the financial statements.

To address Question 5 in the Commission’s letter dated January 28, 2025, the Company re-presented the classification of cost of revenue into Cost of Products and Cost of Services to match with the revenue categories disclosed in the Amendment No. 3 to the Draft Registration Statement submitted on February 10, 2025.

In response to Question 2 in the Commission’s letter dated February 19, 2025, the Company made further revisions to both revenue and cost of sales classifications. Please refer to the Company’s response to Comment 2 for background information.

These reclassifications strictly pertain to financial statement presentation and have no impact on the timing or methodology of cost recognition.

4.	You indicate in response to prior comment 5 that your revised classification of the types of cost of revenue reflects your methodology of allocating costs to performance obligations in proportion to the revenues recognized. Please elaborate on your allocation methodology and indicate which types of costs are being allocated. While we understand that certain costs may need to be allocated, tell us how your classification takes into consideration the direct costs of your contracts. In this regard, please clarify whether cost directly related to the contract are being presented as the cost of sales in satisfaction of that single performance obligation.

In response to the Staff’s comment, the Company respectfully advises that it does not apply a proportional cost allocation methodology when recognizing costs of revenue. Instead, all direct costs are recognized as incurred in the period they satisfy the performance obligation in a contract, in accordance with ASC 606.

Cost Recognition & Classification

● Hardware costs, software licenses, and subcontracting fees are recognized as cost of sales in the same period that control of the related goods or services transfers to the customer.

● Costs are not deferred or allocated in proportion to revenue but are recorded based on actual incurrence tied to contract fulfilment.

● The revised cost classification under Rule 5-03(b) of Regulation S-X ensures cost presentation aligns with revenue categories but does not impact the timing or method of cost recognition governed by ASC 340-40.

Additionally, the Company respectfully advises the Staff that it does not incur direct labor costs related to service delivery; therefore, this reference was removed from the Amendment No. 4 to the Draft Registration Statement to ensure accuracy.

The Company respectfully advises the Staff that it has updated its disclosure on pages F-19 and F-55 of the Amendment No. 4 to the Draft Registration Statement.

5.	Please clarify how costs of revenue are recognized. In this regard, your disclosure appears to indicate that costs are matched with the associated performance obligation by allocating costs to performance obligations in proportion to revenues recognized. We also note from your response to prior comment 4 that hardware and software costs are front-loaded. Tell us what consideration you gave to capitalizing costs in accordance with ASC 340-40-25-6 and recognizing costs as expenses in accordance with ASC 340-40-25-8. Also, refer to ASC 340-40-55-7 through 55-9. Consider clarifying your disclosure to address when you recognize cost of revenue separately from your discussion of the methodology used to classify cost of revenue among cost of products and cost of services.

In response to the Staff’s comment, the Company respectfully provides the following clarification regarding its cost recognition methodology and classification.

(i) Cost Capitalization Under ASC 340-40

The Company has considered ASC 340-40-25-6, ASC 340-40-25-8, and ASC 340-40-55-7 through 55-9 and determined that no costs require capitalization, as all costs are directly tied to performance obligations that are satisfied within a short period.

The Company does not capitalize contract acquisition or fulfilment costs because:

● Costs are incurred only after receiving a customer order and are directly related to delivering hardware, software, or services.

● The lead time from setup to delivery is short, and costs incurred do not generate future economic benefits beyond contract fulfilment. As a result, these costs do not meet the capitalization criteria under ASC 340-40-25-6 and are expensed as incurred in accordance with ASC 340-40-25-8.

● Consideration of ASC 340-40-55-7 through 55-9: These paragraphs provide illustrative examples where fulfilment costs might be capitalized when they generate an asset that benefits future contracts. In contrast, the Company’s costs only relate to the current contract and do not create an asset for future use, which is why they are not capitalized.

(ii) Cost Recognition Timing Under ASC 606

The Company recognizes costs as incurred in the period in which the related performance obligations are satisfied, in accordance with ASC 606-10-25-23 to 25-30. Specifically:

● The Company does not maintain inventory; hardware and software are purchased only after receiving a customer order and are immediately used to fulfil contractual obligations.

● Since these costs do not meet the capitalization criteria in ASC 340-40-25-6, they are expensed immediately under ASC 340-40-25-8.

● This ensures that costs are recognized in alignment with revenue recognition principles under ASC 606.

(iii) Cost Classification (Presentation in Financial Statements)

While costs are expensed as incurred, they are classified separately as cost of products and cost of services in the financial statements, in accordance with Rule 5-03(b) of Regulation S-X:

● This classification ensures that costs are appropriately categorized based on the predominant characteristic of the contract, considering the relative significance of hardware, software, and services within the arrangement.

● However, this classification does not impact the timing of cost recognition, which is governed by ASC 606 and ASC 340-40.

Unaudited Condensed Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(a) Basis of presentation, page F-45

6.	Please revise the statement indicating that your interim financial statements have been audited. In addition, please include the required statements outlined within Rule 10- 01(b)(8) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises that it has removed the statement indicating that the interim financial statements have been audited, as only a review of the financial statements was performed by its independent auditor in accordance with PCAOB standards applicable to interim financial information. Future filings will be updated accordingly to accurately reflect this distinction. The Company has updated F-45 Note 2(a) to reflect the change.

With respect to the reclassification of revenue from product revenue to service revenue, (and vice versa in the Amendment No. 4 to the Draft Registration Statement to address Question 2 in the Commission’s letter) the Company respectfully advises the Staff that this reclassification was made solely for disclosure purposes and does not constitute a change in accounting principle under ASC 606. The reclassification had no impact on total revenue, net income, financial position, or the timing of revenue recognition.

As this is a presentation-only change with no effect on revenue recognition policies or financial results, the Company believes Rule 10-01(b)(8) of Regulation S-X does not apply in this instance.

***

If you have any questions regarding the Amendment No. 4 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Yee Kar Wing, Chairman of the Board and Chief Executive Officer
Adrian Yap, Partner, Assentsure PAC
Ali Panjwani, Partner, Pryor Cashman LLP